FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

Harmony offer for Gold Fields
is not unconditional

Johannesburg 18 May 2005.   Harmony Gold Mining Company Limited ("Harmony") issued a press release on 17 May 2005 stating inaccurately that its hostile offer for Gold Fields Limited (GFI: JSE and NYSE) ("Gold Fields") is unconditional in all respects following last week's approval by the South African Competition Tribunal approval of the proposed merger.

Harmony's bid is not unconditional and will not be, pending an appeal against the whole of the order of the Competition Tribunal to South Africa's highest and final competition authority, the Competition Appeal Court ("CAC").

After announcing on 10 May 2005 its intention to appeal the Competition Tribunal ruling, Gold Fields has noted an appeal against the whole of the order of the Competition Tribunal to the CAC, *inter alia* on the basis that the Tribunal erred in failing to find that the proposed merger is likely to substantially prevent or lessen competition and that the proposed merger cannot be justified on substantial public interest grounds having regard to the factors set out in the Competition Act.

The Harmony offer document clearly states that the proposed merger is subject to approval by the South African Competition Authorities. The offer will therefore remain conditional pending the final determination by the CAC of the permissibility of the proposed merger.

As a result of Gold Fields' appeal:

- Harmony's subsequent offer has not become unconditional;

- Harmony may not, in terms of the provisions of the Competition Act and the terms of the Harmony offer, implement the subsequent offer; and

- The CAC's interdict of Harmony voting any of its shares in Gold Fields until final determination by the competition authorities of the merger application therefore stands, and Harmony may not vote such shares as it may have acquired in the early settlement offer or otherwise until the CAC has finally determined Gold Fields' appeal.

2/………

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

In addition, Harmony's announcement is deficient in that it does not make a reference to the imminent High Court judgement on the question that the offer may already have lapsed on or about 18 December 2004.

Gold Fields therefore continue to urge shareholders not to tender their shares or ADR's into the offer.

-ends-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 18 May 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs